United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

July 13, 2023

Date of Report (Date of earliest event reported)

XPAC ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40686	N/A
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

55 West 46th Street, 30th Floor
New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 664-0501

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A ordinary share and one-third of one redeemable warrant	XPAXU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	XPAX	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	XPAXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

On July 13, 2023, XPAC Acquisition Corp., a Cayman Islands exempted company (the “Company”) filed a supplement (the “Proxy Supplement”) to its proxy statement dated July 10, 2023 in connection with the extraordinary general meeting of the shareholders of the Company (the “Shareholder Meeting”) scheduled to be held at 9.30 a.m., Eastern Time, on July 27, 2023. The Proxy Supplement announces a change in the terms of the funds to be deposited into the Company’s Trust Account solely by J. Streicher Holdings, LLC (and not by XPAC Sponsor LLC or any of its affiliates) in connection with each one-month extension to the Termination Date, and each such extension to the Termination Date to occur only upon consummation of the Sponsor Handover pursuant to the Purchase and Sponsor Handover Agreement (as each such term not otherwise defined herein is defined in the proxy statement issued by the Company dated July 10, 2023).

Shareholders of the Company who have previously submitted shares for redemption or who have voted by proxy do not need to do anything prior to the Shareholder Meeting unless they change their decision as to redemption or voting.

This Current Report on Form 8-K is for informational purposes only and shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the Proxy Supplement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

No.	Name

99.1	Proxy Supplement, dated July 13, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 13, 2023

XPAC ACQUISITION CORP.

By:	/s/ Chu Chiu Kong
Name:	Chu Chiu Kong
Title:	Chief Executive Officer and Chairman of the Board of Directors

Exhibit 99.1

XPAC ACQUISITION CORP.

A Cayman Islands Exempted Company

55 West 46 Street, 30th Floor

New York, NY 10036, United States

SUPPLEMENT TO

PROXY STATEMENT DATED JULY 10, 2023

FOR THE EXTRAORDINARY GENERAL MEETING

OF THE SHAREHOLDERS OF

XPAC ACQUISITION CORP.

Dear Shareholders of XPAC Acquisition Corp.:

You have previously received definitive proxy materials issued by the Company dated July 10, 2023 (the “Proxy Statement”) in connection with the extraordinary general meeting of the shareholders of XPAC Acquisition Corp., a Cayman Islands exempted company (the “XPAC”, “Company”, “we”, “us” or “our”), to be held on July 27, 2023 at 9:30 a.m., Eastern time, at the offices of the Company, located at 55 West 46 Street, 30th Floor, New York, NY 10036, United States, and via a virtual meeting (the “Shareholder Meeting”), or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned. The purpose of this document (the “Proxy Supplement”) is to supplement the Proxy Statement with certain new and/or revised information as follows:

Capitalized terms used but not defined herein shall have the meanings given to such terms in the Proxy Statement.

Proposed Sponsor Handover. On July 10, 2023, J. Streicher Holdings, LLC (the “New Sponsor”), the Company and XPAC Sponsor LLC (the “Sponsor”) entered into a Purchase and Sponsor Handover Agreement pursuant to which, subject to satisfaction of certain conditions, (i) the Sponsor agreed to sell, and the New Sponsor agreed to purchase, 4,400,283 Class B Ordinary Shares and 4,261,485 Private Placement Warrants to acquire 4,261,485 Class A Ordinary Shares held by the Sponsor, for a total purchase price of $250,000, and (ii) the New Sponsor agreed to become the Sponsor of XPAC (which we refer to as the Sponsor Handover). The New Sponsor has also agreed to reimburse the Sponsor for $25,000 of legal fees and other expenses incurred by the Sponsor in connection with the transactions contemplated by the Purchase and Sponsor Handover Agreement. As a condition to consummation of the Sponsor Handover, new Board members and a new management team for XPAC would be appointed by the existing Board and the existing Board members and the existing management team would resign, which would be effective upon consummation of the Sponsor Handover or as soon as possible thereafter. The Purchase and Sponsor Handover Agreement provides that consummation of the Sponsor Handover is conditional on certain conditions, including those described in the Proxy Statement. There can be no assurance that the conditions to the consummation of the Sponsor Handover will be satisfied or that the Sponsor Handover will be consummated. Further information in connection with the Sponsor Handover and the Purchase and Sponsor Handover Agreement is set forth in the Proxy Statement.

This Proxy Supplement has been issued by the Company at the request of the New Sponsor. The transactions described below will only be entered into if the Sponsor Handover is consummated.

Change in Terms for Extension. Subject to consummation of the Sponsor Handover and approval of the Extension Amendment Proposal, the Name Change Amendment Proposal and the Letter Agreement Amendment Proposal, the New Sponsor (and not the Sponsor or any of its affiliates) has decided to cause to be deposited into the Trust Account in connection with each one-month extension to the Termination Date the lesser of: (i) $100,000 and (ii) an aggregate amount equal to $0.04 multiplied by the number of Public Shares of the Company that are not redeemed in connection with the shareholder vote to approve the Extension Amendment Proposal, with each such extension to the Termination Date to occur only upon consummation of the Sponsor Handover pursuant to the Purchase and Sponsor Handover Agreement.

The funding for the extension will come solely from the New Sponsor and not XPAC Sponsor LLC. This proposal is being made solely in the context of the Sponsor Handover described in the Proxy Statement. In the event the Sponsor Handover described in the Proxy Statement does not occur, there will be no deposit made to the Trust Account. In that event, there will be no monthly deposit made, shareholders of the Company will not be entitled to any monthly deposit from XPAC Sponsor LLC and there will be no increase in the Trust Account from such deposit in the event the Company is liquidated either as a result of the Extension Amendment Proposal not passing or the Company being unable to consummate a Business Combination from the funds remaining in the Trust Account.

The deadline for submission of Public Shares remains unchanged at 5:00 p.m., Eastern Time, on July 25, 2023 (two business days prior to the initially scheduled date of the Shareholder Meeting).

Except as set forth herein, all other information in the Proxy Statement remains unchanged. If you have previously-submitted a proxy or tendered your shares for redemption in accordance with the procedures set forth in the Proxy Statement and you do not wish to make any changes, you do not need to do anything further.

This Proxy Supplement is dated July13, 2023